UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), hereby files the following

RELEVANT EVENT

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of the Company’s Annual General Meeting of Shareholders, to be held on Bilbao, at Palacio Euskalduna, foreseeably at second summons on the next 13th of March, which has been published today on the daily press and on the Company website: www.bbva.com.

In addition the full texts of the proposed resolutions are hereby enclosed.

The directors’ reports on the agenda items requiring them and the rest of documents related to the Company’s Annual General Meeting are available on the Company website, www.bbva.com.

Madrid, 6th February 2015

ANNUAL GENERAL MEETING OF SHAREHOLDERS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, 13th MARCH 2015

ANNOUNCEMENT

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter the “Company”, “BBVA” or the “Bank”), at its meeting held on 3 February 2015, agreed to call the Company’s Annual General Meeting of Shareholders, which will be held in Bilbao at Palacio Euskalduna, calle Abandoibarra number 4, on 12th March 2015, at 12:00 hours on first summons; and in the same place at the same time on 13th March 2015 on second summons.

AGENDA

ONE.- Financial statements, profit allocation and corporate management:

1.1 Examination and approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated group corresponding to the year ending on 31 December 2014.

1.2 Approval of the allocation of the 2014 profit or losses.

1.3 Approval of corporate management during 2014.

TWO.- Adoption of the following resolutions regarding the re-election and appointment of members to the Board of Directors:

2.1 Re-election of Mr. José Antonio Fernández Rivero

2.2 Re-election of Mrs. Belén Garijo López

2.3 Re-election of Mr. José Maldonado Ramos

2.4 Re-election of Mr. Juan Pi Llorens

2.5 Appointment of Mr. José Miguel Andrés Torrecillas

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

THREE.- Conferral on the Board of Directors of the authority to issue, directly or through subsidiary companies with the Bank’s guarantee, financial instruments of any sort that recognise or create debt of any class or nature, not convertible into newly issued shares, up to a maximum nominal amount of two hundred and fifty billion euros (€250,000,000,000).

FOUR.- Approve four capital increases to be charged to reserves in order to implement the BBVA shareholder remuneration system called “Dividend Option”:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

4.1 Increase the share capital, charged to voluntary reserves, according to the terms of the resolution by issuing new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently in circulation. Commitment to purchase shareholders’ free allocation rights at a guaranteed fixed price. Express possibility of undersubscription. Conferral of authority on the Board of Directors to determine the execution date of the increase and its conditions when not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for the resulting share capital. Application before the competent national and foreign organisms for admitting negotiations for new shares on the Spanish and foreign Securities Exchanges on which Banco Bilbao Vizcaya Argentaria, S.A. shares are traded in the required manner for each one.

4.2 Increase the share capital, charged to voluntary reserves, according to the terms of the resolution by issuing new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently in circulation. Commitment to purchase shareholders’ free allocation rights at a guaranteed fixed price. Express possibility of undersubscription. Conferral of authority on the Board of Directors to determine the execution date of the increase and its conditions when not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for the resulting share capital. Application before the competent national and foreign organisms for admitting negotiations for new shares on the Spanish and foreign Securities Exchanges on which Banco Bilbao Vizcaya Argentaria, S.A. shares are traded in the required manner for each one.

4.3 Increase the share capital, charged to voluntary reserves, according to the terms of the resolution by issuing new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently in circulation. Commitment to purchase shareholders’ free allocation rights at a guaranteed fixed price. Express possibility of undersubscription. Conferral of authority on the Board of Directors to determine the execution date of the increase and its conditions when not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for the resulting share capital. Application before the competent national and foreign organisms for admitting negotiations for new shares on the Spanish and foreign Securities Exchanges on which Banco Bilbao Vizcaya Argentaria, S.A. shares are traded in the required manner for each one.

4.4 Increase the share capital, charged to voluntary reserves, according to the terms of the resolution by issuing new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently in circulation. Commitment to purchase shareholders’ free allocation rights at a guaranteed fixed price. Express possibility of undersubscription. Conferral of authority on the Board of Directors to determine the execution date of the increase and its conditions when not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for the resulting share capital. Application before the competent national and foreign organisms for admitting negotiations for new shares on the Spanish and foreign Securities Exchanges on which Banco Bilbao Vizcaya Argentaria, S.A. shares are traded in the required manner for each one.

FIVE.- Approve the amendment of the Company Bylaws:

5.1 Approve the amendment of the following articles of the Company Bylaws concerning the General Meeting to incorporate improvements in the regulation thereof in light of new developments in legislation, including, in particular, Law 31/2014 of 3 December, which amends the Corporate Enterprises Act insofar as improving corporate governance: Article 20. Announcement; Article 24. Representation to attend the Meeting; Article 29. Shareholders’ right to information; and Article 30. Powers of the General Meeting.

5.2 Approve the creation of a new Article 39 bis regarding the Lead Director, and the amendment of the following articles in the Company Bylaws, all concerning the operations of the Board of Directors and the Executive Committee, to incorporate improvements in the regulation thereof in light of new developments in legislation, including, in particular, Law 31/2014 of 3 December, which amends the Corporate Enterprises Act insofar as improving corporate governance: Article 37. Vacancies; Article 40. Board Meeting and Announcement; Article 42. Representation to attend the Board; and Article 46. Meeting and Powers (of the Executive Committee).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

5.3 Approve the amendment of Article 48 of the Company Bylaws concerning Audit Committee for incorporating the contemplation of committees that must be established by law therein in light of new developments in legislation, including, in particular, Law 31/2014 of 3 December, which amends the Corporate Enterprises Act insofar as improving corporate governance.

SIX.- Approve the amendment of the following articles of the General Shareholders Meeting Regulations to incorporate improvements in the regulation thereof in light of new developments in legislation, including, in particular, Law 31/2014 of 3 December, which amends the Corporate Enterprises Act insofar as improving corporate governance: Article 3. Powers of the General Meeting; Article 4. Announcement; Article 5. Publication of the announcement; Article 5 bis. Supplement to the announcement and new agreement proposals; Article 6. Shareholders’ right to information prior to the meeting; and Article 9. Representation to attend the Meeting.

SEVEN.- Approval of the Remuneration Policy for Board Members of BBVA, which includes maximum number of shares to be delivered through its execution.

EIGHT.- Approval of the extension of the group of employees to whom the maximum limit of variable remuneration of up to 200% of the fixed component is applicable.

NINE.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group in 2015.

TEN.- Conferral of authority on the Board of Directors, which may in turn delegate such authority, to formalise, correct, interpret and implement the decisions adopted by the General Meeting.

ELEVEN.- Consultative vote on the Annual Report on Directors’ Remuneration of BBVA.

SUPPLEMENT TO THE NOTICE OF MEETING AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Corporate Enterprises Act, shareholders representing at least three per cent of the share capital, may: (i) request the publication of a supplement to the Notice of Meeting for the General Meeting, including one or more items on the agenda, provided that the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution; and (ii) present substantiated proposals for resolutions on matters already included or that should be included in the agenda.

The right to do this may be enforced by duly certified notice to the Company thereof, which must be received at the registered office at Plaza de San Nicolás number 4, 48005, Bilbao, within five days following publication of this Notice of Meeting.

ATTENDANCE

Under the Company Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these shares are on record in the corresponding accounting ledger at least five days before the date on which the General Meeting is to be held.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As the General Meeting will foreseeably be held on second summons, for the effects of article 517 of the Corporate Enterprises Act, it is hereby stated that the deadline by which shareholders must have registered their shares in their name will be no later than 8 March 2015.

The Company will issue a nominative card to each shareholder entitled to attend, giving them access to the place where the General Meeting is to be held. This will indicate the number of shares they hold. Requests may be sent to the Shareholder Helpdesk, submitted over the Company website (www.bbva.com), or presented at any BBVA branch office.

Holders of fewer shares may group together until they have at least the required number. They must apply for a group card from any BBVA branch office.

For the purpose of ascertaining the identity of the shareholders or of their representatives at the entrance to the building where the General Meeting is to be held, attendees may be asked to present their attendance card and documents proving their condition of representative, and their National Identity Document or any other official document generally accepted for identification purposes.

REMOTE VOTE AND PROXY

WRITTEN VOTE AND PROXY

Shareholders not personally attending the General Meeting may vote remotely, using the voting form included in the attendance card, which can be requested and delivered at any BBVA offices.

Shareholders wishing to vote by post may apply to the Company, as from the date of publication of this announcement, through the Shareholder Helpdesk or at any BBVA branch, requesting the issue of a document for postal voting in their name. Once completed according to its instructions and within the deadlines it establishes, it must be sent by registered post with acknowledgement of receipt to the Shareholder Helpdesk (Oficina de Atención al Accionista) at Gran Vía 1, 48001 Bilbao, to be processed and counted.

In order to process postal votes, these must be received at least 24 hours prior to the date on which the General Meeting is to be held on first summons. Any votes arriving later than this will not be counted.

Any shareholder entitled to attend may be represented by another person, who need not necessarily be a shareholder. Proxy must be conferred using the proxy form included in the attendance card, which contains the public call for proxy filed by the Board pursuant to articles 186 and 526 of the Corporate Enterprise Act, and may be sent to the Company via any of the means mentioned in this section.

ELECTRONIC VOTE AND PROXY

Shareholders may also vote and confer proxy by electronic media, through the Company website (www.bbva.com) following the rules and instructions given there in the section “2015 Annual General Meeting”.

In order to guarantee their identity, shareholders wishing to vote or confer proxy electronically must obtain a password from the Company website (www.bbva.com) and follow the instructions in the section, “2015 Annual General Meeting/Electronic Vote and Proxy”. In order to obtain the password, shareholders will need to prove their identity in the following ways:

a) Electronic DNI (Spanish ID Card);

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

b) “BBVA.es” (for shareholders who are users of the ebanking facility) or

c) Request accreditation (for shareholders who are not “BBVA.es” ebanking users and shareholders that are legal entities), following the instructions on the website.

Once shareholders have their password, they may vote and confer proxy prior to the General Meeting in the section “2015 Annual General Meeting/Electronic Vote and Proxy” on the Company website (www.bbva.com) from 18th February 2015 and until 12:00 hours of the day before the General Meeting is held on first summons, i.e., until 12:00 hours midday on 11th March 2015. To do so, they must complete the forms and follow the pertinent instructions contained therein.

SUSPENSION OF ELECTRONIC SYSTEMS

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic vote and proxy when this becomes necessary or advisable for technical or security reasons.

The Company will not be liable for damages that may be caused by overload, breakdowns, collapsed lines, connection faults or similar events not attributable to it that may temporarily impede use of the electronic voting or proxy systems.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal attendance at the General Meeting will revoke any proxy or vote sent in before the Meeting.

Proxy may always be revoked over the same media used to confer it.

RIGHT TO INFORMATION

Until the fifth day before the day for which the General Meeting is scheduled, shareholders may request the Directors for information or clarifications that they deem necessary, or submit written queries regarding the matters on the agenda, information accessible to the public as provided by the Company to the CNMV (Spain’s National Securities Market Commission) since the last session of the General Meeting and regarding the auditor’s report.

Shareholders wishing to exercise their right to information may do so in writing, sending their communications to the Shareholder Helpdesk at Gran Vía 1, 48001 Bilbao; or by email, in the section “Right to Information” on the “2015 General Meeting” page of the Company website (www.bbva.com), following the instructions therein.

Once this announcement is published, any shareholder may, at the company’s registered offices at Plaza de San Nicolás No. 4, Bilbao, or at website (www.bbva.com), through the link “2015 General Meeting”, examine the full texts of the resolutions proposed for approval in the General Meeting and the directors’ reports on the agenda items requiring them; the annual financial statements and management reports, whether individual or consolidated, that will be submitted to the Meeting for approval, together with the respective account auditors’ reports; the annual corporate governance report corresponding to 2014; curriculum, category (status) and proposed precepts and reports on appointments and re-election of board members proposed in the second item; the full text of the amendments to the Company Bylaws and General Meeting Regulations proposed under items five and six; the Board Member remuneration policy proposal, whose approval is proposed in item seven, together with the corresponding report of the Remuneration Committee; the Board of Directors’ Recommendations Report on the proposal presented under agenda item eight; and the Annual Report on Directors’ Remuneration of Banco Bilbao Vizcaya Argentaria, S.A. Additionally, shareholders will have, at their disposal, the full text of the Board of Directors Regulations, whose amendments shall be reported at the General Meeting; the reports from directors and accounts auditors other than the Company’s auditor, appointed by the Companies Registry, issued from the last General Meeting and required under the Corporate Enterprises Act regarding the use of delegations to increase capital stock and issue convertible bonds, of which the Meeting will also be apprised; in addition to all legal documentation regarding the General Meeting. Shareholders may request all the abovementioned documents be delivered or sent to them immediately and free of charge.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, once this announcement has been published and until the General Meeting is held, all documents and information regarding the General Meeting will be available on the Company website (www.bbva.com), in the section “2015 Annual General Meeting”.

ONLINE SHAREHOLDER FORUM

Pursuant to article 539.2 of the Corporate Enterprises Act, BBVA has established an Online Shareholder Forum for the General Meeting on the Company website (www.bbva.com) for the legally established purpose, to which individual shareholders and associations of shareholders authorised to do so may access this with due guarantees.

Shareholders may use the Forum to publish proposals they wish to be presented as supplements to the agenda announced in the Notice of meeting; requests to second these proposals, and initiatives to achieve the threshold percentage of votes required to exercise the minority right established by law. They may also post offers of or calls for voluntary proxy as per the specific instructions for this announcement posted on the Company website (www.bbva.com).

The Forum is not a channel of communication between the Company and its shareholders and is only established to facilitate communication among BBVA shareholders prior to the General Meeting.

To access and use the Forum, shareholders must have a password, which they can obtain via the Company website (www.bbva.com), following the instructions given in the section “2015 Annual General Meeting/Online Shareholder Forum”.

GENERAL INFORMATION

Shareholders may consult the General Meeting Regulations on the Company website (www.bbva.com) regarding aspects related to the General Meeting that are not contained in this announcement.

For further information, shareholders may contact the Shareholder Helpdesk at Gran Vía 1, 48001 Bilbao, between 9:00 and 18:00 hours from Monday to Friday; or via the Shareholder Helpline at +34 902 200 902, between 8:00 and 22:00 hours from Monday to Friday; or by sending an email to accionistas@bbva.com.

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a notary public to record the minutes of the General Meeting, pursuant to article 203 of the Corporate Enterprises Act and article 101 of the Companies Registry Regulations.

PERSONAL INFORMATION

Personal data regarding the shareholders’ exercise of the rights to attend; receive information; vote; participate in the Online Shareholder Forum; and any other necessary to comply with other legal obligations stemming from the announcement and holding of the General Meeting, will be incorporated into the Shareholder file for which the Company is responsible. This data will be processed by the Company to manage the development, compliance and control of the shareholder relationship with respect to the announcement and holding of the General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Individuals whose personal data appears on these files have the right to access, rectify, cancel or challenge their data, as established under prevailing law, by writing to the Shareholder Helpdesk (Oficina de Atención al Accionista) at Gran Vía 1, 48001 Bilbao or sending an email to “accionistas@bbva.com”.

NB

THE GENERAL MEETING WILL FORESEEABLY BE HELD ON SECOND SUMMONS ON 13th MARCH 2015 AT THE INDICATED TIME AND PLACE, UNLESS SHAREHOLDERS ARE OTHERWISE NOTIFIED THROUGH THE DAILY PRESS OR THE COMPANY WEBSITE (www.bbva.com).

Bilbao, 6th February 2015, the Company Secretary & Secretary of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2015.

1.1.	Approve, in accordance with the terms of the legal documentation, the annual financial statements and management report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the year ending 31st December 2014, as well as the Consolidated Annual Financial Statements and Management Report of the Banco Bilbao Vizcaya Argentaria Group corresponding to the same financial year.

Confer authority on Mr. Francisco González Rodríguez and the Company & Board Secretary, Mr. Domingo Armengol Calvo, severally and with powers of substitution, to deposit the individual and consolidated annual financial statements, management reports and auditors’ reports corresponding to the Bank and its Group respectively, and to issue the corresponding certificates pursuant to articles 279 of the Corporate Enterprises Act and 366 of the Companies Registry Regulations.

1.2.	Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A. profits corresponding to the financial year 2014, for the sum of €1,104,789,073.74 (one billion, one hundred and four million, seven hundred and eighty-nine thousand, seventy-three euros, seventy-four cents) as follows:

•	The sum of €37,767,686.10 (thirty-seven million, seven hundred and sixty-seven thousand, six hundred and eighty-six euros, ten cents) is allocated to provision the legal reserve.

•	The sum of €470,973,496.80 (four hundred and seventy million, nine hundred and seventy-three thousand, four hundred and ninety-six euros, eighty cents) is allocated to the payment of dividends, which have been fully paid out prior to this General Meeting as interim dividends on account of the year’s dividends, pursuant to the resolution adopted by the Bank’s Board of Directors, 25th June 2014. In this respect, it is resolved to ratify insofar as is necessary the Bank’s aforementioned Board of Directors’ resolution approving the pay-out of interim dividends on account of the dividends corresponding to financial year 2014.

•	The sum of €244,362,359.03 (two hundred and forty-four million, three hundred and sixty-two thousand, three hundred and fifty-nine euros, three cents) is allocated to the cash payment stemming from the Bank’s acquisition of the free allocation rights of the shareholders who so requested it, in the free-of-charge capital increases resolved in execution of the resolutions adopted by the General Meeting, 14th March 2014, under agenda items 4.1, 4.2 and 4.3, for the implementation of the shareholder remuneration system called the “Dividend Option”.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The sum of €126,037,338.28 (one hundred and twenty-six million, thirty-seven thousand, three hundred and thirty-eight euros, twenty-eight cents) is allocated to the payment made in 2014 corresponding to the distributions on the Additional Tier-1 Capital instruments issued in May 2013 and February 2014.

•	The remaining profit, i.e., the amount of €225,648,193.53 (two hundred and twenty-five million, six hundred and forty-eight thousand, one hundred and ninety-three euros, fifty-three cents) is allocated to provision the Company’s voluntary reserves.

1.3.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors in 2014.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2015.

Under this agenda item, in line with the proposal made to the Board of Directors by the Appointments Committee, it is proposed that the General Meeting, re-elect Mr. José Antonio Fernández Rivero, Ms. Belén Garijo López and Mr. Juan Pi Llorens, as members of the Board of Directors with the status of independent directors, for the term of office established in the Company Bylaws.

After a favourable report from the Appointments Committee, the re-election of Mr. José Maldonado Ramos, for the term of office established in the Company Bylaws, as member of the Board of Directors, with the status of external director, is also submitted to the General Meeting.

Finally, following the proposal made to the Board of Directors by the Appointments Committee, it is proposed that the General Meeting appoint, for the term of office established in the Company Bylaws, Mr. José Miguel Andrés Torrecillas, as a new member of the Board of Directors, with the status of independent director.

All proposed re-elections and appointments are provided with an explanatory report by the Board of Directors, as required by Article 529 decies of the Corporate Enterprises Act; additionally, the proposed re-election of Mr. Maldonado Ramos is accompanied by the favourable report of the Appointments Committee. These reports have been made available to the shareholders since the notice of meeting of the Annual General Meeting was published.

Consequently, it is proposed that the General Meeting:

2.1.	Re-elect to a seat as independent director on the Board of Directors for the three-year term established in the Company Bylaws, Mr. José Antonio Fernández Rivero, of legal age, married, Spanish national and with address for these purposes at Paseo de la Castellana 81, Madrid.

2.2.	Re-elect to a seat as independent director on the Board of Directors for the three-year term established in the Company Bylaws, Mrs. Belén Garijo López, of legal age, married, Spanish national and with address for these purposes at Paseo de la Castellana 81, Madrid.

2.3.	Re-elect to a seat as external director on the Board of Directors for the three-year term established in the Company Bylaws, Mr. José Maldonado Ramos, of legal age, married, Spanish national and with address for these purposes at Paseo de la Castellana 81, Madrid.

2.4.	Re-elect to a seat as independent director on the Board of Directors for the three-year term established in the Company Bylaws, Mr. Juan Pi Llorens, of legal age, married, Spanish national and with address for these purposes at Paseo de la Castellana 81, Madrid.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.5.	Appoint to a seat as independent director on the Board of Directors for the three-year term established in the Company Bylaws, Mr. José Miguel Andrés Torrecillas, of legal age, widower, Spanish national, with tax identity document 51.862.580-H, and with address for these purposes at Paseo de la Castellana 81, Madrid.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, it is proposed the determination of the number of directors at whatever the number may be in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2015.

Delegate to the Board of Directors, the authority (subject to the applicable legal regulations and to prior required authorisations) to issue, within a three-year period from the date of this agreement, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of instruments that recognise or create debt, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities, totally or partially exchangeable for securities tradeable on secondary markets, already issued by the Company or by another company, or payable by cash settlement, or any other analogous financial instruments that represent or create debt, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a specific or indefinite period of time, up to a maximum nominal amount of TWO HUNDRED AND FIFTY BILLION (250,000,000,000) EUROS.

Repeal the unavailed part of the authorisation conferred by the Annual General Meeting, 11th March 2011, under agenda item six, whilst maintaining the authority in force used to issue financial instruments establishment of issuance programs or to granting guarantees.

Additionally, empower the Board of Directors so that it can, as its discretion, agree on, set out and determine each and every term, characteristic and condition of every debt issuance by the Company or its subsidiaries, with the Company’s guarantee and under the authority of this agreement. This shall include but not be limited to the amount, interest rate, issuance price, nominal value of each note, its representation in the form of single or multiple certificates, registered or bearer, book entries, the amortisation form and maturity and, in general, any other aspect of any issuance. The Board of Directors shall also have the power to take any necessary measures to request, when appropriate, that the notes issued be accepted for listing on regulated or non-regulated Spanish or non-Spanish markets, subject to the rules on listing and, when appropriate, delisting, and provide any guarantees or commitments required by the applicable regulations. Furthermore, the Board will have the power to decide on any circumstances not provided for herein.

Likewise, it is resolved to empower the Board of Directors, pursuant to article 249 bis of the Corporate Enterprises Act, to delegate the authority given by the Annual General Meeting in relation to the aforementioned sections on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2015.

4.1 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €900,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act the balance sheet to be used as the basis of the transaction is that of 31st December 2014, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2014 stood at €6,783,835,974.33.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula, will remain in force and would be exercised by the shareholders during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London and Mexico, and via ADS’s (American Depository Shares), on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets. These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out that will be determined by observing the provisions of this resolution, within one (1) year of from the date of this resolution and to determine the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections and in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the date on which the capital increase will be carried out in accordance with the terms and within the limits defined in the present resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €900,000,000), the number of rights of free allocation necessary to receive one new share in accordance with the provisions established in previous sections.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(v)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(vi)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vii)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(viii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(ix)	To draw up, sign and present the appropriate issue documents in relation to the issuance of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(x)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(xi)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, , and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xii)	To draw up and publish any announcements that may be necessary or advisable.

(xiii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the capital increase, including without limit the public and private documents required.

(xiv)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.2 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act the balance sheet to be used as the basis of the transaction is that of 31st December 2014, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2014 stood at €6,783,835,974.33.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula, will remain in force and would be exercised by the shareholders during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London and Mexico, and via ADS’s (American Depository Shares), on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets. These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out that will be determined by observing the provisions of this resolution, within one (1) year of from the date of this resolution and to determine the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections and in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the date on which the capital increase will be carried out in accordance with the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation necessary to receive one new share in accordance with the provisions established in previous sections.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(v)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(vi)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vii)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(viii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(ix)	To draw up, sign and present the appropriate issue documents in relation to the issuance of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(x)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(xi)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority),with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, , and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xii)	To draw up and publish any announcements that may be necessary or advisable.

(xiii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the capital increase, including without limit the public and private documents required.

(xiv)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

4.3 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act the balance sheet to be used as the basis of the transaction is that of 31st December 2014, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2014 stood at €6,783,835,974.33.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula, will remain in force and would be exercised by the shareholders during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London and Mexico, and via ADS’s (American Depository Shares), on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets. These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out that will be determined by observing the provisions of this resolution, within one (1) year of from the date of this resolution and to determine the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections and in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the date on which the capital increase will be carried out in accordance with the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation necessary to receive one new share in accordance with the provisions established in previous sections.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(v)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(vi)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vii)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(viii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(ix)	To draw up, sign and present the appropriate issue documents in relation to the issuance of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(x)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(xi)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority),with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, , and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(xii)	To draw up and publish any announcements that may be necessary or advisable.

(xiii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the capital increase, including without limit the public and private documents required.

(xiv)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.4 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act the balance sheet to be used as the basis of the transaction is that of 31st December 2014, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2014 stood at €6,783,835,974.33.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula, will remain in force and would be exercised by the shareholders during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London and Mexico, and via ADS’s (American Depository Shares), on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets. These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out that will be determined by observing the provisions of this resolution, within one (1) year of from the date of this resolution and to determine the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections and in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the date on which the capital increase will be carried out in accordance with the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation necessary to receive one new share in accordance with the provisions established in previous sections.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(v)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(vi)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vii)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(viii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(ix)	To draw up, sign and present the appropriate issue documents in relation to the issuance of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(x)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(xi)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority),with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, , and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xii)	To draw up and publish any announcements that may be necessary or advisable.

(xiii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the capital increase, including without limit the public and private documents required.

(xiv)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2015.

5.1	To approve the amendment of the following articles of the Company Bylaws regarding the operating of General Meeting to incorporate improvements in the regulation thereof in light of new developments in legislation, including, in particular, Act 31/2014 of 3rd December, which amends the Corporate Enterprises Act insofar as improving corporate governance: Article 20. Notice of meeting; Article 24. Representation to attend the Meeting; Article 29. Shareholders’ right to information; Article 30. Powers of the General Meeting, which shall have the following wording:

Article 20. Notice of meeting.

General Meetings will be called at the initiative of the Company’s Board of Directors whenever it deems necessary or advisable for the Company’s interests, and in any case on the dates or within the periods determined by law and these Bylaws.

If requested by one or several shareholders representing at least three per cent of the share capital, the Board of Directors must also convene a General Meeting. The requisition must expressly state the matters to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to call it. The agenda must without fail include the matters to which the request for a Meeting referred. Likewise, in the period and form established by law, shareholders representing at least three per cent of the share capital may request publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda in the notice, providing the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution, and submit substantiated proposals for resolutions on matters already included or that should be included in the agenda of the notice of meeting for the General Meeting being convened .

Article 24. Proxies for the General Meeting.

Any shareholder who is entitled to attend may be represented at the General Meeting by another person, who need not necessarily be a shareholder.

Proxy must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card. A single shareholder may not be represented at the Meeting by more than one proxy, except under the circumstances provided in the Act for brokering institutions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, authorisation may be conferred by means of remote communications that comply with the requirements laid down by law. Proxies conferred by a fiduciary or merely apparent shareholder will be rejected.

Article 29. Shareholders’ right to information.

Shareholders may request the Board of Directors for information or clarification that they deem necessary regarding the matters on the agenda or send in written questions they deem pertinent, until the fifth day before the General Meeting is scheduled. Shareholders may also request clarification that they deem pertinent about the publicly available information that the Company has filed with the CNMV (securities exchange authority) since the last General Meeting was held and regarding the auditor’s report.The directors are obliged to furnish the information requested pursuant to the above paragraph, in writing, up until the day on which the General Meeting is held.

During the General Meeting, Company shareholders may verbally request any information or clarification they deem advisable regarding the matters on the agenda. The may also request any clarification they deem necessary regarding the publicly accessible information submitted by the Company to the CNMV (securities exchange authority) since the last General Meeting and regarding the auditor’s report. Should it not be possible to satisfy the shareholder’s right to information there and then, the directors will be obliged to furnish the information requested, in writing and within seven days after the end of the General Meeting.

Directors will be obliged to provide the information requested under the provisions of this article, unless the information is unnecessary to safeguard shareholders’ rights, or if there are objective reasons for considering that it could be used for purposes unrelated to the Company or if its release would harm the Company or associated companies.

Information may not be refused when the request is supported by shareholders representing at least one quarter of the capital.

Article 30. Powers of the General Meeting.

The General Meeting has the following powers:

a)	To amend the Company Bylaws, and to confirm and/or rectify the Board of Directors’ interpretation of them.

b)	To determine the number of seats on the Board of Directors, appoint, re-elect and dismiss Board members, and ratify or revoke any appointments by co-option made by the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c)	To increase or reduce the share capital, conferring authority, where appropriate, on the Board of Directors to indicate, within the maximum period, pursuant to law, the date or dates of such increase or reduction. The Board of Directors may enforce all or part of this authority or even refrain from enforcing it in consideration of market conditions, the situation of the Company itself or of any fact or event of social or economic importance that may make this advisable. It will report on its decision at the first General Meeting held when the period set for its enforcement has elapsed.

d)	To confer authority on the Board of Directors to increase the share capital as laid down by law. When the General Meeting confers such authority, it may also grant powers to exclude the right pre-emptive subscription over the share issues referred to in the authority, pursuant to the terms and the requirements laid down by law.

e)	To confer authority on the Board of Directors to amend the nominal value of shares representing the share capital, re-wording article 5 of the Company Bylaws.

f)	To issue debentures or other securities recognising or creating debt and are convertible into shares, being also able to delegate to the Board of Directors the power to make such issues as well as exclude or limit the pre-emptive subscription rights, all in the terms and under the requirements laid down by Law.

g)	To examine and approve the annual financial statements, the proposed allocation of profits or losses and the corporate management of each corresponding year, and the consolidated financial statements, where applicable.

h)	To appoint, re-elect and dismiss the auditors.

i)	To approve the acquisition, disposal or allocation of essential assets to another company. An asset is presumed essential whenever the amount of the transaction exceeds 25% of the value of the assets that appear in the last approved balance sheet.

j)	To approve the transformation, merger, spin off, global assignment of assets and liabilities, dissolution and offshoring of the registered office.

k)	To approve the transfer to subsidiaries of essential activities previously undertaken by the Company itself, even if the Company retains full control of the subsidiaries. Activities are presumed essential whenever the volume of the transaction exceeds 25% of the total assets on the balance sheet.

l)	To approve transactions that are equivalent to the Company’s liquidation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

m)	To approve the final liquidation balance sheet.

n)	To approve the Directors’ remuneration policy in the terms established by Law.

o)	To pronounce on any other matter reserved for the General Meeting by legal provision or by the Company Bylaws.

p)	To approve its Regulations and any later amendments, pursuant to the Board of Director’s proposals.

5.2	To approve the creation of a new Article 39 bis regarding the Lead Director, and the amendment of the following articles in the Company Bylaws, all related to the running of the Board of Directors and the Executive Committee, to incorporate improvements in the regulation thereof in light of new developments in legislation, including, in particular, Act 31/2014, dated 3rd December, which amends the Corporate Enterprises Act insofar as improving corporate governance: Article 37. Vacancies; Article 40. Board meetings and notice of meetings; Article 42. Proxy for Board meetings; and Article 46. Meeting and powers (of the Executive Committee), which shall have the following wording:

Article 37. Vacancies.

If, during the term for which the directors were appointed, seats should fall vacant, the Board of Directors may nominate the persons who are to cover them. Their appointment will be put to the first General Meeting held after the nomination.

Article 39 bis. Lead Director.

If the Chairman of the Board of Directors holds the position of Executive Director, the Board of Directors, with the abstention of the executive directors, must appoint a Lead Director from among the independent directors. The Lead Director shall have the powers attributed by Law, by these Bylaws and by the Board of Directors Regulations.

Article 40. Board meetings and notice of meetings.

The Board of Directors will meet whenever the Chairman or the Executive Committee deems fit, upon request from the Lead Director or from at least one quarter of the directors.

The Board of Directors will be called by the Chairman and, where this is not possible, by the Deputy Chairman in his/her stead. Should these persons be absent or unable to perform their duties for any reason, the Board of Directors will be called by the eldest director.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Directors constituting at least one third of the Board members may call a meeting, indicating the agenda, to be held in the municipal district where the Company offices are registered if, within one month of being so requested, the Chairman has failed to call a meeting without due cause.

Article 42. Proxy for Board meetings.

A director who does not attend may delegate their proxy to another director. Non-executive directors may only delegate to other non-executive directors.

Article 46. Meeting and powers.

The Executive Committee will meet as often as its Chairman or the person acting in his/her stead considers appropriate or at the request of a majority of its members. It will consider matters falling within the responsibility of the Board which the Board, pursuant to prevailing legislation or these Company Bylaws, resolves to entrust to it.

5.3	To approve the amendment of Article 48 of the Company Bylaws regarding the Audit Committee, to incorporate the Bylaw provision of those committees that must be established by law, in light of new developments in legislation, including, in particular, Act 31/2014, dated 3rd December, which amends the Corporate Enterprises Act insofar as improving corporate governance, which shall have the following wording:

Article 48. Board Committees.

The Board of Directors, in order to better perform its duties, may create those Committees it deems necessary to assist it in matters corresponding to areas of its responsibility, determining their composition, assigning their members and establishing the functions of each.

The above notwithstanding, the Board of Directors must always have at least one permanent Audit Committee, Appointments Committee, Remuneration Committee and Risks Committee, with the composition and functions established by Law, by the Board of Directors Regulations and, when applicable, by their own regulations.

The Committees shall be governed by the provisions of the Law, by the Board of Directors Regulations and by their specific regulations, when applicable, which must be approved by the Board of Directors and, supplementary thereto, in as far as they are not incompatible with their nature, by the provisions relating to the running of the Board of Directors.

The proposed bylaw amendments shall, where applicable, be subject to authorisation from the competent authority.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2015.

To approve the amendment of the following articles of the General Meeting Regulations to incorporate improvements in the regulation thereof in light of new developments in legislation, including, in particular, Act 31/2014 of 3rd December, which amends the Corporate Enterprises Act insofar as improving corporate governance: Article 3. Powers of the General Meeting; Article 4. Notice of Meeting; Article 5. Publication of Notice of Meeting; Article 5 bis. Supplement to the Notice of Meeting and new resolution proposals; Article 6. Shareholders’ right to information prior to the General Meeting; and Article 9. Proxies for the General Meeting, which shall have the following wording:

ARTICLE 3. POWERS OF THE GENERAL MEETING

Pursuant to the provisions of the law and the Company Bylaws, the General Meeting of Shareholders has the following powers:

i) To amend the Company Bylaws and to confirm and/or rectify the Board of Directors’ interpretation of them.

ii) To determine the number of seats on the Board of Directors, appoint, re-elect and dismiss Board members, and ratify or revoke appointments by co-option made by the Board of Directors.

iii) To increase or reduce the share capital, conferring authority, where appropriate, on the Board of Directors to indicate, within a maximum period, pursuant to law, the date or dates of such increase or reduction. The Board of Directors may enforce all or part of this authority or even refrain from enforcing it in consideration of market conditions, the situation of the Company itself or of any fact or event of social or economic importance that may make this advisable. It will report on its decision at the first General Meeting held when the period set for its enforcement has elapsed.

iv) To confer authority on the Board of Directors to increase share capital as laid down by law. When the General Meeting confers such authority it may also grant powers to exclude the right of pre-emptive subscription over the share issues referred to in the authority, pursuant to the terms and the requirements laid down by law.

v) To confer authority on the Board of Directors to amend the nominal value of shares representing the share capital, re-wording article 5 of the Company Bylaws.

vi) To issue debentures or other securities recognising or creating debt and are convertible into shares, being also able to delegate to the Board of Directors the power to make such issues as well as exclude or limit the pre-emptive subscription rights, all in the terms and under the requirements laid down by Law.

vii) To examine and approve the annual financial statements, the proposed allocation of profits or losses and the corporate management of each corresponding year, and the consolidated financial statements, where applicable.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

viii) To appoint, re-elect and dismiss the auditors.

ix) To approve the acquisition, disposal or allocation of essential assets to another company. An asset is presumed essential whenever the amount of the transaction exceeds 25% of the value of the assets that appear in the last approved balance sheet.

x) To approve the transformation, merger, spin off, global assignment of assets and liabilities, dissolution and offshoring of the registered office.

xi) To approve the transfer to subsidiaries of essential activities previously undertaken by the Company itself, even if the Company retains full control of the subsidiaries. Activities are presumed essential whenever the volume of the transaction exceeds 25% of the total assets on the balance sheet.

xii) To approve transactions that are equivalent to the Company’s liquidation.

xiii) To approve the final liquidation balance sheet.

xiv) To approve the Directors’ remuneration policy in the terms established by Law.

xv) To pronounce on any other matter reserved for the General Meeting by legal provision or by the Company Bylaws.

xvi) To approve its Regulations and any later amendments, pursuant to the Board of Director’s proposals.

ARTICLE 4. NOTICE OF MEETING

General Meetings will be called at the initiative of and according to the agenda determined by the Board of Directors, which must necessarily call them whenever it deems this necessary or advisable for the Company’s interests, and in any case on the dates or in the periods determined by law and the Company Bylaws.

A General Meeting must also be called if requested by one or several shareholders representing at least three per cent of the share capital. The request must expressly state the matters to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to call it. The agenda must without fail include the matters to which the request for a Meeting referred.

ARTICLE 5. PUBLICATION OF THE NOTICE OF MEETING

Annual and Extraordinary General Meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy in the Official Gazette of the Companies Registry (BORME) or one of the highest-readership daily newspapers in Spain, within the notice period required by law, as well as being disseminated on the CNMV (securities exchange authority) website and the Company website, except when legal provisions establish other media for disseminating the notice.

The announcement will indicate the date, time and place of the Meeting and its agenda, which will state all the matters that the Meeting will cover, and any other references that may be required by law.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The announcement will also state the date on which the General Meeting will be held at second summons. At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

The General Meeting announcement will also state the date on which shareholders must have registered their shares in their name in order to be able to take part and vote at the General Meeting; the place and the form in which to obtain the complete transcription of the proposed resolutions, the reports and other documents required by law and by the Company Bylaws, as well as the address of the Company website where the information will be available.

Once the announcement has been published and until the date on which the General Meeting is held, the Company website will contain the documents relating to the General Meeting, including the announcement giving notice of meeting, the total number of shares and voting rights on the date of the notice of meeting, the documents and reports that will be presented to the General Meeting, the complete transcription of the proposed resolutions, the identity, curriculum and category of any Directors whose appointment, ratification or re-election has been proposed and any related proposals and reports required by law, the forms to be used for proxy and remote voting, and any relevant information that shareholders may need to issue their vote and any information required by applicable legislation.

It will also include necessary details regarding shareholder information services, indicating telephone numbers, e-mail addresses, offices and opening hours.

Moreover, where applicable, information will be provided on how to follow or attend the General Meeting over remote media, when this has been established, in accordance with the Company Bylaws. Information on anything else considered useful or convenient for the shareholders for such purposes will also be included.

Pursuant to applicable legislation, the Company will establish an Online Shareholders Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and any voluntary associations of shareholders that may be set up, in order to facilitate their communication in the run-up to the General Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda announced in the notice of meeting, requests to second such proposals, initiatives to reach the threshold for minority rights established by law, and offers or requests for voluntary proxy.

ARTICLE 5 BIS. SUPPLEMENT TO THE NOTICE OF MEETING AND NEW RESOLUTION PROPOSALS

Shareholders representing at least three per cent of the share capital may request publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda, providing the new items are accompanied by substantiation of their grounds or, where appropriate, a duly substantiated proposed resolution. The right to do this may be enforced by duly attested notification to the Bank’s registered office within five days after the notice of meeting is published. The supplement to the notice of meeting must be published at least fifteen days prior to the date on which the General Meeting is scheduled.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Shareholders representing at least three per cent of the share capital may, within the same period established in the previous section, present duly substantiated proposals of resolutions on matters already included or that must be included in the agenda of the General Meeting being convened. The Company will ensure that these proposed resolutions and the documents that may be attached to them are disseminated amongst the other shareholders.

ARTICLE 6. SHAREHOLDERS’ RIGHT TO INFORMATION PRIOR TO THE GENERAL MEETING

Until the fifth day before the date for which the General Meeting is scheduled, shareholders may ask the Board for information or clarification, or submit written questions regarding the matters on the agenda. Within the same period, shareholders may send in written request for any clarification they deem necessary regarding the publicly accessible information that the Company has filed with the CNMV (securities exchange authority) since the last General Meeting was held and regarding the auditor’s report. Once this period has elapsed, shareholders are entitled to request information and clarification and ask questions during the General Meeting in the form established by article 18 of these Regulations.

Provided that it complies with the time frame and scope requirements established in the Law and this Regulation, the requested information shall be provided in writing to the requester by the Shareholders office until the date of the General Meeting, unless the Chairman deems the information to be unnecessary to safeguard shareholders’ rights, or if there are objective reasons for considering that it could be used for purposes unrelated to the Company or if its release would harm the Company or associated companies.

Information shall not be withheld whenever the request is backed by shareholders representing at least one quarter of the share capital.

When prior to the formulation, the information requested is clear and directly available to all shareholders on the Company website in the format of Frequently Asked Questions., the Directors may answer by simply directing the shareholders to the information in said format.

The right to information may be exercised through the Company website, which will disseminate the lines of communication open between the Company and its shareholders and explain how shareholders may enforce their right to information. It will indicate the postal and e-mail addresses at which shareholders may contact the Company for such purposes.

In the event of abuse or misuse of the request information, the shareholder shall be liable for any resulting damages and losses.

ARTICLE 9. PROXIES FOR THE GENERAL MEETING

Any shareholder entitled to attend may be represented by another person who need not necessarily be a shareholder.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Proxies must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card. A single shareholder may not be represented at the General Meeting by more than one proxy, except under the circumstances provided in the Act for brokering institutions.

Representation conferred to someone not eligible by law to act as proxy will be null and void, as will proxies conferred by holders in trust or in apparent agency.

Proxies must be conferred in writing or by remote communication media that comply with the requirements of law regarding remote voting. They must be specific for each General Meeting.

The representative with proxy may represent more than one shareholder. There is no limit on the number of shareholders that can be represented. When a representative has proxies from several shareholders, he/she may vote in different ways according to the instructions given by each shareholder.

Proxies will always be revocable. Should the shareholder represented attend the General Meeting in person, his/her proxy will be deemed null and void.

Revocation of proxy may be done in writing or over electronic media in compliance with the formal requirements and system established for this purpose by the Company.

The number of shares represented will be calculated for the valid constitution of the General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2015.

Approve, pursuant to Article 529, section 19, of the Corporate Enterprises Act, the Remuneration policy of directors of Banco Bilbao Vizcaya Argentaria, S.A. The text of this policy has been made available to shareholders as of the date of notice of this General Meeting, together with all other documentation for the General Meeting. It includes a request for a maximum number of shares to be delivered to the executive directors as a result of its execution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM EIGHT FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2015.

For the purposes of article 34.1 g) of Act 10/2014 dated 26 June, on the regulation, supervision and solvency of credit institutions, to approve an increase in the number of employees whose professional activities have a significant impact on the Group’s risk profile or perform control functions to which the maximum limit of variable remuneration of up to 200% of the fixed component of the total remuneration for said professionals is applicable, all of which is in accordance with the Recommendations Report issued to such effects by the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors, on 3 February 2015, and made available to shareholders as of the date on which the General Meeting was called.”

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM NINE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2015.

Re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group for 2015. Deloitte, S.L. is domiciled in Madrid, at Plaza Pablo Ruiz Picasso, 1 - Torre Picasso and its tax code is B-79104469; filed under number S-0692 in the Official Registry of Account Auditors in Spain, and in the Madrid Companies Registry under volume 13.650, folio 188, section 8, sheet M-54414.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TEN FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2015.

Confer authority on the Board of Directors, with express powers to pass on this authority to the Executive Committee or to the director(s) it deems pertinent as well as to any other person whom the Board expressly empowers for the purpose, with the necessary faculties and as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the announcements required by law; and to engage in such arrangements as may be necessary to obtain the due authorisations or filings from the Bank of Spain; the Ministries of the Economy & Competitiveness and of Finance & Public Administrations; the CNMV (Spain’s National Securities Market Commission); the entity tasked with the recording of book entries; the Companies Registry; or any public or private body.

Confer also authority on Mr. Francisco González Rodríguez; the President & COO, Mr. Ángel Cano Fernández; and the Company Secretary & Secretary of the Board, Mr. Domingo Armengol Calvo, so that any of them may severally engage in such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Companies Registry and with any other Registries, including in particular, and among other powers, that of appearing before any Notary Public to grant the public deeds and notarised documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalise any other public or private document that may be necessary or advisable until the implementation and full filing of the resolutions adopted is achieved, without needing a further General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Companies Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ELEVEN FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2015.

Approve, on a consultative basis, the Annual Report on Directors’ Remuneration in Banco Bilbao Vizcaya Argentaria, S.A., which has been made available to shareholders together with the rest of the documents relating to the General Meeting as of the date on which the Meeting was called.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO

Director

Born in Gijón (Asturias) in 1949.

Married.

Graduated in Economic Sciences from the Universidad de Santiago.

Professional Background:

1976 – Joined Arthur Andersen (Systems).

1977 – Joined Banco de Vizcaya, where he was Director of Administration and Control for the International Division.

1986 – Chairman of the Management Committee of Banque de Gestion Financière, S.A. (Bélgica).

1988-1989 – Was Deputy Director General for Planning and Control in Commercial Banking, and later Regional Director of Retail Banking.

In 1990 he joined Banco Exterior de España as Comptroller General, occupying the same post in Corporación Bancaria de España (Argentaria) from 1991 to 1995, where he was appointed Director General for Internal Comptrol and Oversight. In 1997 he took over the duties of General Manager for Organisation, Systems, Operations, Human Resources, Purchases and Real Estate.

In 1999, after the merger with BBV, he was appointed General Manager of BBVA Systems and Operations.

Was appointed Group General Manager in 2001, with a wide range of responsibilities in different areas.

He was, as BBVA representative, member of the Board of: Telefónica, Iberdrola, Banco de Crédito Local, and Chairman of Adquira.

He was appointed to a BBVA Directorship on 28th February 2004. He is chairman of the Risk Committee and Lead Independent Director.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Ms. BELÉN GARIJO LÓPEZ

Director

Born in Almansa (Albacete) in 1960

Married

Spanish national

Graduate in Medicine from Universidad de Alcalá de Henares – Madrid.

Specialist in Clinical Pharmacology, Hospital La Paz – Universidad Autónoma de Madrid.

Master in Business and Management, Ashridge Management School – United Kingdom.

Professional Career:

Abbott Laboratorios
1989 – 1994	Medical Director – Spain.
1994 – 1996	Director for International Medical Affairs – Illinois, USA.

Rhône-Poulenc
1996 – 1999	Director, Oncology Business Unit – Spain.

Aventis Pharma
1999 – 2000	Senior Director, Oncology, Central Nervous System and Insulin Business Unit – Spain.
2000 – 2002	President of the Oncology Business Unit at global level – New Jersey, USA.
2002 – 2004	General Manager, Spain.

Sanofi Aventis
2004 – 2006	General Manager, Spain.
2006 – 2011	President of Commercial Operations for Europe and Canada – Paris, France.

Merck
2011– 2013	Chief Operating Officer of Merck Serono.
2013	President & CEO of Merck Serono.
2015	Member of the Executive Board. CEO of Merck Healthcare.

L’Oreal
2014	Member of the Board of Directors.

From 2006 to 2011 she was member of the Board at Sanofi Pasteur-MSD.

From 2009 to 2011, she was Board member of Zentiva N.V.

From 2011, Chair of the PhRMA International Executive Committee, ISEC (Pharmaceutical Research and Manufacturers of America).

Was appointed to a BBVA directorship on 16th March 2012.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. JOSÉ MALDONADO RAMOS

Director

Born in Madrid in 1952.

Married.

Graduated in Law from Universidad Complutense de Madrid, winning the extraordinary first Graduation Prize.

Professional Background:

In 1978 passed State Exams and joined Spanish State Counsel Corps (Cuerpo de Abogados del Estado).

Was appointed Technical General Secretary to the Ministry of Territorial Administration, becoming Undersecretary to the same Department in 1982.

Has been Company Secretary and Director of Legal Services for Empresa Nacional para el Desarrollo de la Industria Alimentaria, S.A. (ENDIASA); Astilleros Españoles, S.A.; and Iberia Líneas Aéreas de España, S.A.

Has also been Company Secretary for various public companies, including: Astilleros y Talleres del Noroeste, S.A. (ASTANO); Aplicaciones Técnicas Industriales, S.A. (ATEINSA); Oleaginosas Españolas, S.A. (OESA); Camping Gas, S.A. and Aviación y Comercio, S.A. (AVIACO); has rendered services as Legal Counsel for Banco Exterior, S.A.; Legal Counsel for Banco Internacional de Comercio, S.A. and Banco Central Hispanoamericano S.A., as well as Director and Secretary of Sindibank, S.B.

Was appointed Director and Secretary General of ARGENTARIA in April 1997.

Was appointed Director and Secretary General of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. on 28th January 2000. Took early retirement as Bank executive in December 2009, continuing as member of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. JUAN PI LLORENS

Director

Born in Reus (Tarragona) in 1950

Married

Spanish national

Graduated in Industrial Engineering from Universidad Politécnica de Barcelona. PDG - General Management Programme, IESE

Professional Career:

IBM Corporation

1972 –1978	Various posts. IBM Spain.
1978 – 1982	Financial Services Sector Manager - Catalonia. IBM Spain.
1983 – 1985	Head of Special Banking Projects. IBM Spain.
1986 – 1987	Operations Manager for Catalonia. IBM Spain.
1987 – 1989	Commercial Manager – Financial Services Sector. IBM Spain.
1990 - 1990	Head of the Personal Staff for the President of IBM EMEA. France.
1991 – 1992	Operations Manager for Benelux, Austria, Scandinavia and Switzerland. France.
1992 – 1994	Manager of Software & Services for IBM Spain.
1994 – 1995	General Manager of IBM Spain.
1995 – 1995	Manager of Competitive Strategy for IBM Corporation. USA
1996 – 1996	Manager of Consulting & Systems Integration, IBM Latam. USA.
1997 – 1998	Vice president for IBM Latam Sales. USA
1998 – 2001	Executive President – Spain & Portugal. IBM Spain.
2001 – 2005	Vice president Finance Industry IBM EMEA. UK.
2005 – 2008	Vice president for IBM Europe Sales.
2008 – 2010	Vice president, Technology & Systems Group, IBM Europe.
2009 – 2011	Vice president, Financial Services Sector, GMU (Growth Markets Units). China.

He was appointed to a BBVA directorship on 27th July 2011.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. JOSÉ MIGUEL ANDRÉS TORRECILLAS

Born in Madrid in 1955

Spanish nationality

Graduate in Economic and Business Sciences from the Complutense University of Madrid Postgraduate studies in Management Programmes at IESE, Harvard and IMD

Professional Background:

1987	Partner at Ernst & Young

1989 – 2004	Managing Partner of the Banking Group at Ernst & Young

2001 – 2004	General Managing Partner for Audit and Advisory Services at Ernst & Young Spain

2008 – 2013	Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal

2004 – 2014	Chairman of Ernst & Young Spain

Member of the Official Registry of Auditors (ROAC); of the Registry of Economic Auditors (REA); of the Governing Board of the Spanish Institute of Financial Analysts; of the Empresa y Sociedad Foundation; of the Spanish Institute of Chartered Accountants; of the Advisory Board of the Institute of Internal Auditors; of the Institute of Chartered Accountants in England & Wales (the ICAEW); of the Board of Deusto Business School (DBS); and Trustee of the SERES Foundation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 9, 2015	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo
Title: Authorized Representative